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HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

PALOMA P. WANG

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

SKADDEN, ARPS, SLATE, MEAGHER & FLOM 世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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October 14, 2020

VIA EDGAR

Mr. Daniel Morris

Ms. Lilyanna Peyser

Mr. Robert Shapiro

Ms. Lyn Shenk

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	MINISO Group Holding Limited (Registration No. 333-248991)

Dear Mr. Morris, Ms. Peyser, Mr. Shapiro and Ms. Shenk:

On behalf of our client, MINISO Group Holding Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith amendment No. 3 (the “Amendment No. 3”) to the Company’s registration statement on Form F-1 initially filed on September 23, 2020 (the “Registration Statement”) via EDGAR with the Securities and Exchange Commission (the “Commission”).

Concurrently with the filing of the Amendment No. 3, the Company is hereby in this letter setting forth the Company’s response to the comment contained in the letter from the staff of the Commission (the “Staff”) dated October 14, 2020. The Staff’s comment is repeated below in bold and is followed by the Company’s response. We have included page references in the Amendment No. 3 where the language addressing the comment appears.

Securities and Exchange Commission

October 14, 2020

Exhibits

1.

We note your revisions to sections 7.7 and 24 of Exhibit 4.3. Please revise your disclosure in the risk factor entitled “Your rights to pursue claims...” at page 73 of the registration statement to disclose, as noted in your revised language at pages 37 and A-24 of the exhibit, that the company has a duty to submit claims under the deposit agreement to arbitration, as provided in Section 7.6, and the right to commence an action to compel that arbitration, or to enter judgment upon or to enforce an award by the arbitrators, in any court having jurisdiction over an action of that kind.

In response to the Staff’s comment, the Company has revised the disclosure on page 74 of the Amendment No. 3.

*        *        *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com, or Jenny Peng, partner at KPMG Huazhen LLP, by phone at +86 20-3813-8822 or via email at jenny.peng@kpmg.com. KPMG Huazhen LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Guofu Ye, Chairman of the Board of Directors and Chief Executive Officer, MINISO Group Holding Limited

Steven Zhang, Director and Chief Financial Officer, MINISO Group Holding Limited

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Shuang Zhao, Esq., Partner, Cleary Gottlieb Steen & Hamilton LLP

Jenny Peng, Partner, KPMG Huazhen LLP